22nd Century Group, Inc.
8201 Main Street, Suite 6
Williamsville, NY 14221
Tel.: 716-270-1523

June 29, 2011

Mr. John Dana Brown
Attorney-Advisor
UNITED STATES SECURITIES AND
  EXCHANGE COMMISSION
100 F Street, N.E.
Washington. D.C. 20549

Re:	22nd Century Group, Inc. (the “Company”)
Amendment No. 1 (“Amendment No. 1”) to Registration Statement on Form S-1 (the “Form S-1”)
Filed June 7, 2011
File No. 333-173420

Dear Mr. Brown:

The Company received your June 22, 2011 letter (the “June 22 Comment Letter”) containing the comments and questions of the Staff of the SEC regarding Amendment No. 1.  Accompanying this letter is Amendment No. 2 to the Form S-1 (“Amendment No. 2”), which includes revisions in response to the June 22 Comment Letter.  In addition, we discuss the Company’s responses to the June 22 Comment Letter below.  Further, for your convenience, we have restated each of your comments as set forth in the June 22 Comment Letter immediately preceding each of our responses below.

General

1.           We note statements throughout regarding the effectiveness of the products you are developing. Please tell us whether such statements are appropriate given that you have not yet completed the FDA approval process. Additionally please tell us your basis for statements throughout regarding the limited effectiveness or side-effects of competing products.

RESPONSE:  We consider the statements as to the effectiveness of the products we are developing are appropriate, notwithstanding that we have not yet completed the FDA approval process.  We further consider that statements as to the limited effectiveness or side-effects of competing products are likewise appropriate.  Below we describe several trials, studies and articles that substantiate our statements.  Nonetheless, we have removed reference in the Form S-1 to the limited effectiveness of existing FDA-approved smoking cessation products. Please see Prospectus Summary – Our Company – Overview, Page 2 of Amendment No. 2; and Business – Overview, Page 36 of Amendment No. 2.

With respect to the effectiveness of X-22, in comparison to the effectiveness of other products:

The following three smoking cessation Phase II trials, each with different protocols, have been carried out with cigarettes containing our very low nicotine (“VLN”) tobacco:

Hatsukami DK, Kotlyar M, Hertsgaard LA, Zhang Y, Carmella SG, Jensen J, Allen SS, Shields PG, Murphy SE, Stepanov I, Hecht SS. 2010. Reduced nicotine content cigarettes: effects on toxicant exposure, dependence and cessation. Addiction 105:343-355. (Referred to herein as “Hatsukami et al.” and a copy of which is available upon request.)  Please see http://www.ncbi.nlm.nih.gov/pubmed/20078491.

Becker KM, Rose JE, Albino AP. 2008. A randomized trial of nicotine replacement therapy in combination with reduced-nicotine cigarettes for smoking cessation. Nicotine Tob Res 10(7):1139-48.   (Referred to herein as “Becker et al.,” and a copy of which is available upon request.)    Please see http://www.ncbi.nlm.nih.gov/pubmed/18629723.

Rezaishiraz H, Hyland A, Mahoney MC, O’Connor RJ, Cummings KM, 2007. Treating smokers before the quit date: Can nicotine patches and denicotinized cigarettes reduce cravings? Nicotine Tob Res. 9:1139-1146. (Referred to herein as “Rezaishiraz et al.,” and a copy of which is available upon request.)  Please see http://www.ncbi.nlm.nih.gov/pubmed?term=17978987

All three of these studies demonstrated increased quit rates whether VLN cigarettes were used alone (Hatsukami et al.) or used in combination with nicotine replacement therapy, or “NRT” (Becker et al. and Rezaishiraz et al.).  The protocol of the VLN cigarette in the Phase II clinical trial reviewed in Hatsukami et al. is very similar to 22nd Century’s Phase II-B trial.  The treatment consists of six weeks of smoking VLN cigarettes ad libitum (as many as desired) and quitting by the end of treatment period.  The VLN cigarette used in the three clinical trials referred to above and the VLN cigarette being used in 22nd Century’s Phase II-B trial all solely contain 22nd Century’s proprietary VLN tobacco, which has approximately 95% less nicotine compared to tobacco in existing “light” cigarettes.

Dr. Hatsukami, Director of the National Transdisciplinary Tobacco Use Research Center at the University of Minnesota Masonic Comprehensive Cancer Center and one of the nine voting members of the 12-person Tobacco Products Scientific Advisory Committee (TPSAC) at the FDA’s Center for Tobacco Products, has dozens of peer-reviewed publications on smoking cessation/tobacco harm reduction and has received millions of dollars in grants from the U.S. government to conduct smoking cessation and exposure studies. For Dr. Hatsukami’s Curriculum Vitae and more information on TPSAC, please see
http://www.fda.gov/AdvisoryCommittees/CommitteesMeetingMaterials/TobaccoProductsScientificAdvisoryCommittee/ucm180906.htm

Dr. Hatsukami is currently conducting a follow-up phase II clinical trial with VLN cigarettes supplied by 22nd Century (the results of which are not yet published), entitled “Innovative Interventions for Smoking Cessation.”  There are three arms to the Innovative Interventions for Smoking Cessation clinical trial:  (i) a VLN cigarette by itself, (ii) a nicotine patch (21 mg) by itself, and (iii) both the patch and a VLN cigarette used together. For more information, please see http://clinicaltrials.gov/ct2/show/NCT01050569?term=NCT01050569&rank=1.

Regarding the limited effectiveness of competing products, the Institute of Medicine (the health arm of the National Academy of Sciences), which some consider the highest medical authority in the U.S., in a 2007 report, titled “Ending the Tobacco Problem: A Blueprint for the Nation,” concluded as follows:

The limitations of the pharmacotherapies are that their effectiveness is moderate (achieving cessation rates of 10 to 20%, depending on the population of smokers and whether concomitant behavioral therapies are used) and the fact that many dependent smokers have already tried these therapies and failed to quit smoking when they have used them.  Most studies of re-treatment with the same medication find that cessation rates are very low.

Piper ME, et al also reported (See Table 2 of Piper ME, et al.) point-prevalence abstinence rates during the 8th week of treatment, while the subjects were still on medication, for the three individual treatments (monotherapies) as follows:

40% for the nicotine lozenge,
45% for the nicotine patch, and
40% for Zyban (buproprion), versus 30% for the placebo controls.

Because absolute abstinence rates in smoking cessation trials vary between studies due to a variety of factors, the odds ratios for treatment versus control are usually considered more useful for comparisons. Piper ME et al. shows in Table 3 of that study that for point prevalence abstinence at the 8th week of treatment, odds ratios versus placebos were as follows:

1.57 for the nicotine lozenge,
1.87 for the nicotine patch, and
1.55 for Zyban (buproprion).

An odds ratio of 1 implies that the event is equally likely in both groups. An odds of 1.5 implies than the treatment group has a 50% greater probability to quit versus the placebo group.

In the University of Minnesota study (Hatsukami et al.), the point prevalence abstinence rates at 6 weeks after treatment (patients ceased taking medication 6 weeks previous), were as follows:

47.2% for the very low nicotine (VLN) cigarette (0.05 mg nicotine cigarette),
36.7% for the 4 mg nicotine lozenge, and
23.1% for the intermediate nicotine cigarette (0.3 mg nicotine cigarette).

This corresponds to abstinence odds ratios as follows, showing higher abstinence odds ratios in VLN cigarettes as compared to the nicotine lozenge (both vs. the 0.3 mg cigarette control):

2.98 for the VLN cigarette, and
1.93 for the nicotine lozenge.

“Varenicline, an ά4β2 Nicotinic Acetylcholine Receptor Partial Agonist, vs Sustained-Release Bupropion and Placebo for Smoking Cessation, A Randomized Controlled Trial,” by David Gonzales, PhD, et. al., Journal of American Medicine, July 5, 2006—Vol 296, No. 1 (a copy of which is available upon request), details a clinical trial of Chantix (varenicline) and Zyban (bupropion), which showed a 44% quit rate of Chantix and 29.5% quit rate of Zyban (both 4-week of continuous abstinence rates) measured during weeks 9 through 12 of the trial, while the subjects were still on medication.  See http://www.ncbi.nlm.nih.gov/pubmed/16820546.

To illustrate relapse rates of patients after stopping Chantix use, “Effect of Maintenance Therapy With Varenicline on Smoking Cessation, A Randomized Controlled Trial,” by Serena Tonstad, MD, PhD et al., Journal of American Medicine, July 5, 2006—Vol 296, No. 1 (a copy of which is available upon request), reported on a study in which subjects initially received 12 weeks of open-label Chantix treatment. In this study, subjects that were abstinent at the end of treatment were randomized to double-blind additional 12 weeks of Chantix or placebo. The study demonstrated that when Chantix was terminated, abstinence declined rapidly (double blind placebo group). For example, at 4 weeks after the end of the initial 12-week Chantix treatment period (week 16), only 68% of those abstinent at week 12 were still abstinent, and at 8 weeks post treatment (week 20), only 55% were still abstinent.  See http://www.ncbi.nlm.nih.gov/pubmed/16820548.

Regarding the side effects of other FDA-approved smoking cessation products, both Chantix® and Zyban® were required by the FDA on July 1, 2009 to add boxed warnings (the most serious warning in prescription drug labeling) to their package inserts.  These warnings highlight that serious neuropsychiatric events, including but not limited to depression, suicidal ideation, suicide attempt and completed suicide, have been reported in patients taking Chantix® and Zyban®.

o	Please see FDA July 1, 2009 news release: http://www.fda.gov/NewsEvents/Newsroom/PressAnnouncements/ucm170100.htm

o	Please see boxed warning on page 1 of Chantix® label: http://www.accessdata.fda.gov/drugsatfda_docs/label/2009/021928s012s013lbl.pdf

o	Please see boxed warning on page 1 of Zyban® label: http://www.accessdata.fda.gov/drugsatfda_docs/label/2009/020711s032s033lbl.pdf

With respect to the effectiveness of Brand A:

The Hatsukami et al. study also measured exposure of various smoke compounds in smokers from smoking a VLN cigarette containing our proprietary tobacco over a six-week period. Smokers significantly reduced their smoking as compared to their usual brand of cigarettes. Carbon monoxide (CO) levels, an indicator of smoke exposure, significantly decreased from 20 parts per million (baseline) to 15 parts per million. Cotinine, a metabolite and biomarker of nicotine, significantly decreased from 4.2 micrograms/mL (baseline) to 0.2 micrograms/mL. All differences were statistically significant (P<0.05).

Furthermore, Hatsukami et al., showed significant reductions in the following biomarkers of tobacco toxins NNAL, NNN, 1-HOP, 3-HPMA and S-PMA. The Brand A cigarette and the VLN cigarette used in Hatsukami et al. solely contain 22nd Century’s proprietary VLN tobacco, which has approximately 95% less nicotine compared to tobacco in existing “light” cigarettes.

With respect to the effectiveness of Brand B:

In the following studies (copies of which are available upon request), nicotine was added to cigarettes by researchers to produce low tar-to-nicotine ratio cigarettes:

o
“Evaluation of a low to middle tar/medium nicotine cigarette designed to maintain nicotine delivery to smoker,” by A.K. Armitage, et al., Psychopharmacology (1988), 6: 447-453. Please see http://www.ncbi.nlm.nih.gov/pubmed/3149764;

o
“Effects of a Nicotine-Enriched Cigarette on Nicotine Titration, Daily Cigarette Consumption, and Levels of Carbon Monoxide, Cotinine, and Nicotine,” by Karl-Olov Fagerstrom, Psychopharmacology (1982) 77: 164-167. Please see http://www.ncbi.nlm.nih.gov/pubmed/6812134; and

o
“The separate effects of tar and nicotine on the cigarette smoking manoeuvre,” by G. Woodman, S. P. Newman, D. Pavia & S. W. Clarke, Eur J Respir Dis (1987) 70, 316-321. Please see http://www.ncbi.nlm.nih.gov/pubmed/3609190.

We are not aware of any study that contradicts the findings of these studies that smokers inhale less smoke, including tar and/or carbon monoxide (CO), with low tar-to-nicotine ratio (≤ 8) cigarettes than they do with conventional cigarettes.  See presentation Joseph Pandolfino gave to the Life Science Research Office (LSRO) regarding this subject: www.xxiicentury.com/news/2005-archive/.

Based on the foregoing and other relevant studies, we do consider our statements in the Form S-1 as to the effectiveness of our products vis-à-vis the effectiveness of other very similar products to be appropriate, notwithstanding that our products have not yet received FDA approval/authorization.

Registration Statement Cover Page

2.           Please revise to indicate the Primary Standard Industrial Classification Code as 2111 or advise.

RESPONSE:  We believe that Primary Standard Industrial Classification Code (“SIC Code”) 5194, which we have consistently used in the past and which relates to tobacco and tobacco products, better describes our business than SIC Code 2111, which is limited to cigarettes only.  As we are engaged in modifying the content of nicotinic alkaloids in tobacco plants and the development of modified risk tobacco products, our products and services are broader than those represented by SIC Code 2111.  Therefore, we have not revised the Form S-1 to indicate the SIC Code that you suggested.

Prospectus Summary, page 1
Our Company, page 1
Overview, page 1

3. We note your response to our prior comment 33. Please revise to state here that you are currently in default pursuant to the terms of your exclusive world-wide license agreement with North Carolina State University. Please indicate that if NCSU chooses to invoke any right it may have to terminate the License Agreement and you are unable to cure the default, your business would be materially and adversely affected. Please additionally state that if NCSU does not agree to continue to defer payment of the balance, you may not have sufficient funds to pay for the Phase II-B clinical trial for X-22 in full.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure. Please see Prospectus Summary – Our Company – Overview, Page 1 of Amendment No. 2.

4. We note your response to our prior comment four and reissue in part. Please revise to include your net loss from your most recent interim stub and audited period.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure. Please see Prospectus Summary – Our Company – Overview, Page 2 of Amendment No. 2.

5. We note your response to our prior comment eight and reissue in part. Please provide support to us for your statement on page 2 that X-22 is the only smoking cessation product that functions exactly like a regular cigarette.

RESPONSE:  We have amended the Form S-1 to remove the statement that X-22 is the only smoking cessation product that functions exactly like a regular cigarette.  Please see Prospectus Summary – Our Company – Overview, Page 2 of Amendment No. 2; and Business – Overview, Page 36 of Amendment No. 2.

6. Please provide support to us that every FDA-approved smoking cessation aid since the establishment of the Fast Track program in 1997 has received the Fast Track designation. Alternatively, please remove this statement.

RESPONSE:  We have amended the Form S-1 to remove the statement that since the establishment of the Fast Track program in 1997 every FDA-approved smoking cessation aid has received the Fast Track designation.

7. Please revise the last sentence in the second paragraph on page 4 to clarify that you do not have an agreement with RTI or other researchers to purchase additional SPECTRUM cigarettes.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure.  Please see Prospectus Summary – Our Company - Government Research Cigarettes, Page 4 of Amendment No. 2; Business – Overview - Government Research Cigarettes, Page 37 of Amendment No. 2; and Business – Sales and Marketing – Government Research Cigarettes, Page 48 of Amendment No. 2.

8. Please provide support to us for your statement on page 4 that your tobacco contains the lowest nicotine content of any tobacco ever commercialized. Alternatively, state this as a belief.

RESPONSE:  We have amended the Form S-1 to state that it is our belief that our tobacco contains the lowest nicotine content of any tobacco ever commercialized. Please see Our Company – Overview, Page 4 of Amendment No. 2; Business – Products, Page 41 of Amendment No. 2; and Business – Technology Platform, Page 46 of Amendment No. 2.

9. We note your statement on page 4 that “analyses by an independent accredited laboratory found that the levels of certain compounds in the tobacco leaf of the genetically engineered variety were not substantially different than that of conventional tobacco, except for reduction in nicotine and related compounds.” Please state as to whether the report containing these analyses is publicly available. In addition, if this report was not available for free or for a nominal fee, please provide a consent of the author to be named in the registration statement under Rule 436 of the Securities Act of 1933.

RESPONSE:  The report containing the subject analyses is not publicly available and is costly to obtain.  We obtained a copy of the report as part of an arbitration award.  Due to the difficulty of obtaining the consent of the author of this report so that we are in a position to file the consent as an exhibit, we have amended the Form S-1 to express the statements that we make in this context as the Company’s belief. Please see our Technology Platform and Intellectual Property section beginning on  Page 4 of Amendment No. 2.

10. We note your disclosure in the fourth paragraph on page 4 that you expect your patent applications to cover your products until 2024 to 2026. Please revise to clarify that there is no guarantee that the patent applications will cover your products.

RESPONSE: We have amended the Form S-1 to clarify that patent applications that we expect will cover our products would, if patents are granted in connection with such applications, yield patents that expire in 2024 through 2026, and that there is no guarantee that patents will be granted in response to such patent applications and therefore cover our products.  Please see Prospectus Summary – Our Company – Overview, Pages 1 and 5 of Amendment No. 2; Business – Overview, Page 35 of Amendment No. 2; and Business – Intellectual Property, Page 47 of Amendment No. 2.

11. We note your response to our prior comment 11. Please revise the statement on page F-16 regarding “each such PPO Security consisting of one (I) Unit and a five-year warrant to purchase one-half of one (1/2) Unit at an exercise price of $1.50 per whole Unit” accordingly.

RESPONSE: We have amended the Form S-1 accordingly.  Please see Note 12 to Consolidated Statements – December 31, 2010 on Page F-17 of Amendment No. 2.

Risk Factors, page 8

12. We note your response to our prior comment 12 and reissue. Please remove the words “although there may be other risks that could arise or may prove to be more significant than expected, that may affect our operation or financial results” from the third sentence of the introductory paragraph of this section, and please remove the fourth sentence from the introductory paragraph of this section. If risks are not deemed material then they should not be mentioned.

RESPONSE:  We have amended the Form S-1 accordingly. Please see Risk Factors, Page 9 of Amendment No. 2.

13. We note your response to our prior comment 13. Please tell us what consideration you have given to providing a risk factor addressing that this product when marketed previously resulted in “relatively low” sales volume.

RESPONSE:  We have amended the Form S-1 to include a risk factor clarifying that both MAGIC and Brand A cigarettes, when previously marketed, have had low sales volumes and that such products may have a low sales volume in the future. Please see Risk Factors, Page 13 of Amendment No. 2.

We will incur increased costs and demands upon management as a result of complying, page 22

14. Please revise to disclose the costs associated with complying with the laws and regulations affecting public companies.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure.  Please see Risk Factors, Page 23 of Amendment No. 2.

Business, page 33

Overview, page 33

15. We note your response to our prior comment 20. Please further provide us a basis for your belief that you “will enable us to capture a significant share of the global market for approved smoking cessation aids and the emerging market for modified risk tobacco products.” Additionally, please revise the second paragraph on page two to indicate that there is no guarantee that you will be able to “take sales and market share from existing smoking cessation products” and “expand the smoking cessation market.”

RESPONSE:  We have amended the Form S-1 to remove the statement that our products “will enable us to capture a significant share of the global market for approved smoking cessation aids and the emerging market for modified risk tobacco products.” We have amended our disclosure to state that we believe our proprietary technology provides us with opportunities in the global market for approved smoking cessation aids and the emerging market for modified risk tobacco products  Furthermore, we revised the second paragraph on page two of Amendment No. 1 as suggested. Please see Prospectus Summary – Our Company – Overview, Page 1 of Amendment No. 2; and Business – Overview, Page 35 of Amendment No. 2.

16. We note your response to our prior comment 21 and reissue. Please revise to clarify the number of patents that you own and the number of patents that you license, In addition, please revise to clarify what you mean on page 33 that your “two worldwide exclusive licenses expire upon the last-to-expire patent on a country-by-country basis.”

RESPONSE:  We have amended the Form S-1 to include specific references to the number of patents we own and the number of patents we license.  We have also amended the Form S-1 to clarify that our two worldwide exclusive licenses expire when the patents covered by such licenses expire, which will occur from 2022 through 2026. Please see Prospect Summary – Our Company – Overview, Pages 1 and 5 of Amendment No. 2; Risk Factors, Page 21 of Amendment No. 2, Business – Overview, Page 35 of Amendment No. 2; and Business – Intellectual Property, Page 27 of Amendment No. 2.

Market, page 36

17. We note your response to our prior comment 22 and reissue in part. Please tell us why the 2008 Datamonitor forecast in the second paragraph on page 36 is still reliable.

RESPONSE:  We have amended the Form S-1 to remove reference to the Datamonitor forecast.

Products, page 37
X-22 Smoking Cessation Aid, page 37

18. Please revise the second to the last sentence in the second paragraph on page 38 to clarify that you have not taken any steps to obtain approval for X-22 outside of the United States.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure.  Please see Business - Products, Page 3 of Amendment No. 2; and Business – Products, Page 40 of Amendment No. 2.

Brand B Cigarettes, page 39

19. Please revise the statement in the second paragraph on page 40 that “[w]e believe that evaluation of BRAND B in short-term human exposure studies will confirm…” given that these studies have not been completed.

RESPONSE:  We have revised the subject statement to clarify that these studies have not yet been completed.  Please see Business - Products, Page 42 of Amendment No. 2.

Sales and Marketing, page 45
X-22 Smoking Cessation Aid, page 45

20. We note your disclosure on page 45 that you intend to enter into arrangements in both the U.S. and international markets with pharmaceutical companies to market X-22 before completion of the Phase III clinical trials.  Please revise to disclose whether you have identified any countries where you intend to attempt to have X-22 approved for commercial sale. Additionally, please include timelines and costs for this international expansion.

RESPONSE: We have amended the Form S-1 to clarify that we have not yet identified specific countries where we intend to market X-22 and, thus, have not developed timelines or costs for such international expansion.  Please see Business – Sales and Marketing, Page 47 of Amendment No. 2.

21. Please revise to clarify what you mean by “measured approach” in the first paragraph of this section. In addition, please revise the references to “wherewithal” on page 45 to indicate more clearly what resources licensing parties will be required to have.

RESPONSE: We have amended the Form S-1 to remove reference to the Company taking a “measured approach.” We have amended the Form S-1 to remove references to “wherewithal” and clarify that financial strength and regulatory experience is required for licensing parties. Please see Business – Sales and Marketing, Pages 47 and 48 of Amendment No. 2.

Brand A and Brand B, page 45

22. We note that you expect to begin marketing your Brand A and Brand B cigarettes internationally in approximately 2 years.  Please revise to disclose where you intend to sell your products and advise as to whether you will need to go through an approval process to sell your Brand A and Brand B cigarettes in such countries.  To the extent that you will need to obtain approval, please disclose.

RESPONSE: We have amended the Form S-1 to state that we have not yet identified specific countries where we intend to market our brands and, thus, we do not know at this time the regulatory approval processes that will be applicable to our products in specific countries. Please see Business – Sales and Marketing, Page 48 of Amendment No. 2.

Government Research Cigarettes, page 46

23. We note your response to our prior comment 27 and reissue in part. Please revise here and in the second paragraph on page four to clarify that there is no guarantee that you will receive additional orders from RTI or from other researchers or advise.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure.  Please see Prospectus Summary – Our Company – Overview, Page 4 of Amendment No. 2; Business – Overview, Page 37 of Amendment No. 2; and Business – Sales and Marketing, Page 48 of Amendment No. 2.

Potential Smoking Cessation Aids, page 47

24. Please provide support to us for your disclosure in the third paragraph on page 47 regarding the vaccine treatment tests. In addition, please tell us why Dr. Fiore’s estimate regarding the approval of a nicotine vaccine in 2009 is reliable.

RESPONSE:  We have removed reference to Dr. Michael C. Fiore’s estimate regarding the approval of a nicotine vaccine in 2009.  Please see Potential Smoking Cessation Aids, Page 50 of Amendment No. 2.

Regarding support for our disclosure regarding the vaccine treatment tests, please see the following links:
www.nabi.com (including various news releases)

Nabi clinical trial listed on clinical trial database: http://clinicaltrials.gov/ct2/show/NCT01102114?term=nicvax&rank=3

Hatsukami Presentation:
http://www.14wctoh.org/abstract/abstract/NCPA/10%20-%20March/1030%20-%201200%20hrs/Jamshed%20Bhabha%20Theatre/Symp_16_Nicotine_Vaccine.pdf

X-22 Clinical Trials, page 51

25. We note your response to our prior comment 30 and revise in part. Please revise to disclose whether you have any plans for raising the additional funding you will need for the Phase III clinical trials.

RESPONSE:  We have amended the Form S-1 to clarify that we plan on raising approximately $15 million in Fall 2011, in part to fund the Phase III trials. Please see Prospectus Summary – Our Company - Overview, Pages 1 and 3 of Amendment No. 2; Business – Government Regulation, Page 53 of Amendment No. 2; and Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 61 of Amendment No. 2.

Business Products, page 52

26. Please revise to disclose a brief description of your biomass business plan, including a timeline and costs.

RESPONSE:  The Form S-1 notes that we put our biomass development projects on hold in 2008 so that we could focus our attention on our modified risk cigarette business and our X-22 smoking cessation business.  Since the Company does not plan to move forward with potential biomass business activities until some period of time after FDA approval of X-22 or FDA authorization to market our Brand A or Brand B as a modified risk cigarette, we do not consider it appropriate at this time to include in the Form S-1 an estimated timeline and estimate of costs for such potential biomass business activities, which activities may never occur in the future.  We currently are not spending any capital for such potential biomass business activities nor do we have any current plans to raise any capital for such potential biomass business activities.  We have amended the Form S-1 to clarify the foregoing. Please see Business – Biomass Products, Page 54 of Amendment No. 2.

Exhibit Index, page E-1

27. Please revise to include all of the exhibits that are included in your registration statement here.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure.  Please see Exhibit Index, beginning on Page E-1 of Amendment No. 2.

Exhibit 5.1

28. Please have counsel revise the last paragraph of the opinion letter by removing the first sentence as it is inappropriate to limit reliance.

RESPONSE:  Our counsel has amended their opinion letter as suggested.  Please see Exhibit 5.1 to Amendment No. 2.

*           *           *

In connection with responding to the June 22 Comment Letter, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments regarding this letter, the response contained herein or the Registration Statement on Form S-1 referred to above, please contact the undersigned or Patrick G. Quick of the Company’s outside counsel, Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, WI 53202; Telephone No.: (414) 297-5678, Facsimile No.: (414) 297-4900; email: pgquick@foley.com.

Sincerely,

/s/ Joseph Pandolfino
Joseph Pandolfino
Chief Executive Officer
22nd Century Group, Inc.